SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cogent Communications Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

19239V104

(CUSIP Number)

James Wei

Worldview Technology Partners

435 Tasso Street, #120

Palo Alto, CA 94301

(650) 322-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Sean Caplice, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

155 Constitution Dr.

Menlo Park, CA 94025

(650) 321-2400

July 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Worldview Technology Partners IV, L.P. (“WVTP IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
11,415,400 shares, except that Worldview Capital IV, L.P. (“WVC IV”), the general partner of Worldview Technology Partners IV, L.P. (“WVTP IV”), Worldview Equity I, L.L.C. (“WVE I”), the general partner of WVC IV, and James Wei (“Wei”), Michael Orsak (“Orsak”) and Susumu Tanaka (“Tanaka”), the members of WVE I, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
11,415,400 shares, except that WVC IV, the general partner of WVTP IV, WVE I, the general partner of WVC IV, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,415,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 3.38%*

14.	Type of Reporting Person (See Instructions) PN

* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Worldview Technology International IV, L.P. (“WVTI IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
1,851,310 shares, except that WVC IV, the general partner of WVTI IV, WVE I, the general partner of WVC IV, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
1,851,310 shares, except that WVC IV, the general partner of WVTI IV, WVE I, the general partner of WVC IV, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,851,310

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 0.55%*

14.	Type of Reporting Person (See Instructions) PN

* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Worldview Strategic Partners IV, L.P. (“WVSP IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
84,671 shares, except that WVC IV, the general partner of WVSP IV, WVE I, the general partner of WVC IV, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared voting power to vote these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
84,671 shares, except that WVC IV, the general partner of WVSP IV, WVE I, the general partner of WVC IV, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 0.03%*

14.	Type of Reporting Person (See Instructions) PN

* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Worldview Capital IV, L.P.(“WVC IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
13,351,382 shares, of which 11,415,400 are directly owned by WVTP IV; 1,851,310 are directly owned by WVTI IV; and 84,671 are directly owned by WVSP IV. WVC IV, the general partner of WVTP IV, WVTI IV and WVSP IV, WVE I, the general partner of WVC IV, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
13,351,382 shares, of which 11,415,400 are directly owned by WVTP IV; 1,851,310 are directly owned by WVTI IV; and 84,671 are directly owned by WVSP IV. WVC IV, the general partner of WVTP IV, WVTI IV and WVSP IV, WVE I, the general partner of WVC IV, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,351,382

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 3.96%*

14.	Type of Reporting Person (See Instructions) PN

* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Worldview Technology Partners III, L.P. (“WVTP III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
35,173,364 shares, except that Worldview Capital III, L.P. (“WVC III”), the general partner of WVTP III, WVE I, the general partner of WVC III, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
35,173,364 shares, except that WVC III, the general partner of WVTP III, WVE I, the general partner of WVC III, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,173,364

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 10.43%*

14.	Type of Reporting Person (See Instructions) PN

* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Worldview Technology International III, L.P. (“WVTI III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
8,669,303 shares, except that WVC III, the general partner of WVTI III, WVE I, the general partner of WVC III, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
8,669,303 shares, except that WVC III, the general partner of WVTI III, WVE I, the general partner of WVC III, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,669,303

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 2.57%*

14.	Type of Reporting Person (See Instructions) PN

* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Worldview Strategic Partners III, L.P. (“WVSP III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
777,324 shares, except that WVC III, the general partner of WVSP III, WVE I, the general partner of WVC III, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared voting power to vote these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
777,324 shares, except that WVC III, the general partner of WVSP III, WVE I, the general partner of WVC III, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,324

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 0.23%*

14.	Type of Reporting Person (See Instructions) PN

* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Worldview III Carrier Fund, L.P. (“WVCF III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
1,932,131 shares, except that WVC III, the general partner of WVCF III, WVE I, the general partner of WVC III, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared voting power to vote these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
1,932,131 shares, except that WVC III, the general partner of WVCF III, WVE I, the general partner of WVC III, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,932,131

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 0.57%*

14.	Type of Reporting Person (See Instructions) PN

* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Worldview Capital III, L.P. (“WVC III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
46,552,122 shares, of which 35,173,364 are directly owned by WVTP III; 8,669,303 are directly owned by WVTI III; 777,324 are directly owned by WVSP III; and 1,932,131 are directly owned by WVCF III. WVC III, the general partner of WVTP III, WVTI III, WVSP II, and WVCF III, WVE I, the general partner of WVC III, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
46,552,122 shares, of which 35,173,364 are directly owned by WVTP III; 8,669,303 are directly owned by WVTI III; 777,324 are directly owned by WVSP III; and 1,932,131 are directly owned by WVCF III.  WVC III, the general partner of WVTP III, WVTI III, WVSP II, and WVCF III, WVE I, the general partner of WVC III, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,552,122

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 13.80%*

14.	Type of Reporting Person (See Instructions) PN

* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Worldview Equity I, L.L.C. (“WVE I”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
59,903,504 shares, of which 11,415,400 are directly owned by WVTP IV; 1,851,310 are directly owned by WVTI IV; 84,671 are directly owned by WVSP IV; 35,173,364 are directly owned by WVTP III; 8,669,303 are directly owned by WVTI III; 777,324 are directly owned by WVSP III; and 1,932,131 are directly owned by WVCF III.  WVE I, the general partner of WVC IV and WVC III, the respective general partners of WVTP IV, WVTI IV and WVSP IV, and WVTP III, WVTI III, WVSP III and WVCF III, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.

9.

Sole Dispositive Power
59,903,504 shares, of which 11,415,400 are directly owned by WVTP IV; 1,851,310 are directly owned by WVTI IV; 84,671 are directly owned by WVSP IV; 35,173,364 are directly owned by WVTP III; 8,669,303 are directly owned by WVTI III; 777,324 are directly owned by WVSP III; and 1,932,131 are directly owned by WVCF III.  WVE I, the general partner of WVC IV and WVC III, the respective general partners of WVTP IV, WVTI IV and WVSP IV, and WVTP III, WVTI III, WVSP III and WVCF III, and Wei, Orsak and Tanaka, the members of WVE I, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,903,504

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 17.76%*

14.	Type of Reporting Person (See Instructions) OO – LLC

* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James Wei (“Wei”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Canadian Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

8.

Shared Voting Power
59,903,504 shares, of which 11,415,400 are directly owned by WVTP IV; 1,851,310 are directly owned by WVTI IV; 84,671 are directly owned by WVSP IV; 35,173,364 are directly owned by WVTP III; 8,669,303 are directly owned by WVTI III; 777,324 are directly owned by WVSP III; and 1,932,131 are directly owned by WVCF III.  WVC IV is the general partner of WVTP IV, WVTI IV and WVSP IV; WVC III is the general partner of WVTP III, WVTI III, WVSP III and WVCF II; WVE I is the general partner of WVC IV and WVC III; and Wei, a member of WVE I may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power None.

10.

Shared Dispositive Power
59,903,504 shares, of which 11,415,400 are directly owned by WVTP IV; 1,851,310 are directly owned by WVTI IV; 84,671 are directly owned by WVSP IV; 35,173,364 are directly owned by WVTP III; 8,669,303 are directly owned by WVTI III; 777,324 are directly owned by WVSP III; and 1,932,131 are directly owned by WVCF III. WVC IV is the general partner of WVTP IV, WVTI IV and WVSP IV; WVC III is the general partner of WVTP III, WVTI III, WVSP III and WVCF II; WVE I is the general partner of WVC IV and WVC III; and Wei, a member of WVE I may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,903,504

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 17.76%*

14.	Type of Reporting Person (See Instructions) IN

* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Orsak (“Orsak”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

8.

Shared Voting Power
59,903,504 shares, of which 11,415,400 are directly owned by WVTP IV; 1,851,310 are directly owned by WVTI IV; 84,671 are directly owned by WVSP IV; 35,173,364 are directly owned by WVTP III; 8,669,303 are directly owned by WVTI III; 777,324 are directly owned by WVSP III; and 1,932,131 are directly owned by WVCF III.  WVC IV is the general partner of WVTP IV, WVTI IV and WVSP IV; WVC III is the general partner of WVTP III, WVTI III, WVSP III and WVCF II; WVE I is the general partner of WVC IV and WVC III; and Orsak, a member of WVE I may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power None.

10.

Shared Dispositive Power
59,903,504 shares, of which 11,415,400 are directly owned by WVTP IV; 1,851,310 are directly owned by WVTI IV; 84,671 are directly owned by WVSP IV; 35,173,364 are directly owned by WVTP III; 8,669,303 are directly owned by WVTI III; 777,324 are directly owned by WVSP III; and 1,932,131 are directly owned by WVCF III. WVC IV is the general partner of WVTP IV, WVTI IV and WVSP IV; WVC III is the general partner of WVTP III, WVTI III, WVSP III and WVCF II; WVE I is the general partner of WVC IV and WVC III; and Orsak, a member of WVE I may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,903,504

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 17.76%*

14.	Type of Reporting Person (See Instructions) IN

* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Susumu Tanaka (“Tanaka”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Japanese Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

8.

Shared Voting Power
59,903,504 shares, of which 11,415,400 are directly owned by WVTP IV; 1,851,310 are directly owned by WVTI IV; 84,671 are directly owned by WVSP IV; 35,173,364 are directly owned by WVTP III; 8,669,303 are directly owned by WVTI III; 777,324 are directly owned by WVSP III; and 1,932,131 are directly owned by WVCF III.  WVC IV is the general partner of WVTP IV, WVTI IV and WVSP IV; WVC III is the general partner of WVTP III, WVTI III, WVSP III and WVCF II; WVE I is the general partner of WVC IV and WVC III; and Tanaka, a member of WVE I may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power None.

10.

Shared Dispositive Power
59,903,504 shares, of which 11,415,400 are directly owned by WVTP IV; 1,851,310 are directly owned by WVTI IV; 84,671 are directly owned by WVSP IV; 35,173,364 are directly owned by WVTP III; 8,669,303 are directly owned by WVTI III; 777,324 are directly owned by WVSP III; and 1,932,131 are directly owned by WVCF III. WVC IV is the general partner of WVTP IV, WVTI IV and WVSP IV; WVC III is the general partner of WVTP III, WVTI III, WVSP III and WVCF II; WVE I is the general partner of WVC IV and WVC III; and Tanaka, a member of WVE I may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,903,504

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 17.76%*

14.	Type of Reporting Person (See Instructions) IN

* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Cogent Communications Group, Inc., a Delaware corporation (the “Company”).  This Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 1015 31st Street N.W., Suite 330, Washington, DC 20007.

Item 2.	Identity and Background

(a)           This statement is filed by Worldview Technology Partners IV, L.P., a Delaware limited partnership (“WVTP IV”), Worldview Technology International IV, L.P., a Delaware limited partnership (“WVTI IV”), Worldview Strategic Partners IV, L.P., a Delaware limited partnership (“WVSP IV”), Worldview Capital IV, L.P., a Delaware limited partnership (“WVC IV”), Worldview Equity I, L.L.C., a Delaware limited liability company (“WVE I”), Worldview Technology Partners III, L.P., a Delaware limited partnership (“WVTP III”), Worldview Technology International III, L.P., a Delaware limited partnership (“WVTI III”), Worldview Strategic Partners III, L.P., a Delaware limited partnership (“WVSP III”), Worldview III Carrier Fund, L.P., a Delaware limited partnership (“WVCF III”), Worldview Capital III, L.P., a Delaware limited partnership (“WVC II”), James Wei (“Wei”), Michael Orsak (“Orsak”) and Susumu Tanaka (“Tanaka,” collectively with Wei and Orsak, the “Partners”).

WVC IV is the general partner of WVTP IV, WVTI IV and WVSP IV.  WVE I is the general partner of WVC IV.  WVC IV and WVE I may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by WVTP IV, WVTI IV and WVSP IV. Wei, Orsak and Tanaka are the managing members of WVE I, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by WVTP IV, WVTI IV and WVSP IV.

WVC III is the general partner of WVTP III, WVTI III, WVSP III and WVCF III.  WVE I is the general partner of WVC III.  WVC III and WVE I may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by WVTP III, WVTI III, WVSP III and WVCF III. Wei, Orsak and Tanaka are the managing members of WVE I, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by WVTP III, WVTI III, WVSP III and WVCF III.

WVC IV, WVTP IV, WVTI IV, WVSP IV, WVC III, WVTP III, WVTI III, WVSP III, WVCF III and WVE I are collectively referred to as the “Worldview Entities.”  The Worldview Entities and the Partners are collectively referred to as the “Reporting Persons” in this statement.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it, him or her, as the case may be.

Notwithstanding this filing on Schedule 13D, the Reporting Persons disclaim any requirement to report their beneficial ownership interests on Schedule 13D and reserve the future right to report such beneficial ownership interests on Schedule 13G pursuant to Rule 13d-1(c).

The Agreement of Reporting Persons is attached hereto as Exhibit A.
(b) The address of the principal business office for each of the Reporting Persons is: c/o Worldview Capital, 435 Tasso Street, Suite 120, Palo Alto, California 94301.

(c)           The principal business of WVTP IV, WVTI IV, WVSP IV, WVTP III, WVTI III, WVSP III and WVCF III is to assist growth-oriented businesses located primarily in the United States.  The principal business of WVC IV is to act as general partner of WVTP IV, WVTI IV and WVSP IV.  The principal business of WVC III is to act as general partner of WVTP III, WVTI III, WVSP III and WVCF III.  The principal business of WVE I is to act as general partner of WVC IV and WVC III and other venture capital investment funds.  The principal business and occupation of each of the Partners is to act as general partners, managing members, shareholders, directors and officers of the Worldview Entities and a number of partnerships and limited liability companies with similar businesses.

(d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            WVC IV, WVTP IV, WVTI IV,WVSP IV, WVC III, WVTP III, WVTI III, WVSP III and WVCF III are Delaware limited partnerships.  WVE I is a Delaware limited liability company.  Wei is a Canadian citizen.  Orsak is a United States citizen.  Tanaka is a Japanese citizen.

Item 3.	Source and Amount of Funds or Other Consideration

As of June 26, 2003, WVTP IV, WVTI IV, WVSP IV, WVTP III, WVTI III, WVSP III and WVCF III entered into a Participating Convertible Preferred Stock Purchase Agreement with the Company and certain other investors (the “Purchase Agreement”), listed as Exhibit C hereto, in connection with a private placement of securities by the Company. As contemplated by the Purchase Agreement, the Company issued several sub-series of Series G Participating Convertible Preferred Stock denominated as “Series G-1”, “Series G-2”, “Series G-3”, etc. (collectively, the “Series G Preferred Stock”).  Each sub-series of Series G Preferred Stock are identical in all respects other than the conversion price for each such sub-series of Series G Preferred Stock.

Upon the satisfaction of the conditions to close set forth in the Purchase Agreement, on July 31, 2003, WVTP IV purchased 1,887 shares of Series G-2 Participating Convertible Preferred Stock, par value $0.001 per share, of the Company (“Series G-2 Preferred Stock”) at a per share price of $1,000, for an aggregate purchase price of $1,887,000, WVTI IV purchased 306 shares of Series G-2 Preferred Stock at a per share price of $1,000, for an aggregate purchase price of $306,000, WVSP IV purchased 14 shares of Series G-2 Preferred Stock at a per share price of $1,000, for an aggregate purchase price of $14,000, WVTP III purchased 5,883 shares of Series G-2 Preferred Stock at a per share price of $1,000, for an aggregate purchase price of $5,883,000, WVTI III purchased 1,450 shares of Series G-2 Preferred Stock at a per share price of $1,000, for an aggregate purchase price of $1,450,000, WVSP III purchased 130 shares of Series G-2 Preferred Stock at a per share price of $1,000, for an aggregate purchase price of $130,000 and WVCF III purchased 330 shares of Series G-2 Preferred Stock at a per share price of $1,000, for an aggregate purchase price of $330,000.  No part of the purchase price was borrowed by such Reporting Persons for the purpose of acquiring such securities.

Each share of Series G-2 Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.17364707, or at an initial conversion rate of approximately 5,758.8 shares of Common Stock for each share of Series G-2 Preferred Stock converted, subject to antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the Certificate of Designations, Preferences and Rights of Series G-2 Preferred Stock of the Company listed as Exhibit D hereto (the “Certificate of Designation”).

As a condition to the closing of the Purchase Agreement, the holders of at least two-thirds (2/3) of the outstanding shares of the Company’s Series A Participating Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), Series B Participating Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), Series C Participating Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), Series D Participating Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”), and Series E Participating Convertible Preferred Stock, par value $0.001 per share (the “Series E Preferred Stock”), voting together as a single class, elected to convert, and have in fact converted, all outstanding shares of such series of preferred stock into shares of Common Stock pursuant to Article 4(B)(3)(m) of the Company’s Third Amended and Restated Certificate of Incorporation.  Each share of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock was converted into 0.1 shares of Common Stock and each share of Series B Preferred Stock was converted into 0.129793275 shares of Common Stock.  As a result of the conversion, (i) the shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock directly owned by WVTP III were converted into 1,294,301 shares of Common Stock, (ii) the shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock directly owned by WVTI III were converted into 319,032 shares of Common Stock, (iii) the shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock directly owned by WVSP III were converted into 28,679 shares of Common Stock, (iv) the shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock directly owned by WVCF III were converted into 31,725 shares of Common Stock, (v) the shares of Series C Preferred Stock directly owned by WVTP IV were converted into 548,531 shares of Common Stock, (vi) the shares of Series C Preferred Stock directly owned by WVTI IV were converted into 89,115 shares of Common Stock, and (vii) the shares of Series C Preferred Stock directly owned by WVSP IV were converted into 4,048 shares of Common Stock.

This Item 3 (and the other Items of this statement) do not provide a complete description of the Purchase Agreement or the Certificate of Designation and each such description is qualified in its entirety by reference to the respective agreement or document, which are listed as Exhibits C and D hereto respectively.

Item 4.	Purpose of Transaction
Each of WVTP IV, WVTI IV, WVSP IV, WVTP III, WVTI III, WVSP III and WVCF III holds the securities described in Item 5 of this statement for investment purposes only.

Depending on prevailing market, economic and other conditions, each of WVTP IV, WVTI IV, WVSP IV, WVTP III, WVTI III, WVSP III and WVCF III may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company.  Each of WVTP IV, WVTI IV, WVSP IV, WVTP III, WVTI III, WVSP III and WVCF III intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company and the Company’s business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

WVTP IV, WVTI IV, WVSP IV, WVTP III, WVTI III, WVSP III and WVCF III entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell, and each of WVTP IV, WVTI IV, WVSP IV, WVTP III, WVTI III, WVSP III and WVCF III agreed to purchase, the number of shares of Series G-2 Preferred Stock all as described in Item 3 above.  As a condition to the closing under the Purchase Agreement, the Company was obligated to file the Certificate of Designation, which provides that the Series G-2 Preferred Stock has certain “weighted average” antidilution protection with respect to the conversion price of the Series G-2 Preferred Stock and certain liquidation, conversion and voting rights.  Descriptions of such rights contained herein are qualified in their entirety by reference to the Certificate of Designation listed as Exhibit D hereto.

Certificate of Designation - Conversion of Series G-2 Preferred Stock.  Pursuant to the Certificate of Designation, all of the shares of Series G-2 Preferred Stock shall be automatically converted into Common Stock upon the public offering by the Company of its Common Stock in which the cash proceeds are at least $50,000,000.  The Series G-2 Preferred Stock may also be converted at any time at the election of each holder.

Certificate of Designation - Dividends.  In the event that any dividend or other distribution payable in cash or other property is declared on the Common Stock or any security that is pari passu or junior to the Series G Preferred Stock (other than dividends payable solely in shares of Common Stock), the shares of Series G Preferred Stock shall be entitled to receive an amount equal per share (on an as-if converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock or other security that is pari passu or junior to the Series G Preferred Stock.  As of the date hereof, there are no dividends declared on the Series G Preferred Stock.

Certificate of Designation - Voting. As set forth in the Certificate of Designation, and except as otherwise provided by applicable law, the holders of Series G Preferred Stock (i) shall be entitled to vote with the holders of Common Stock on all matters submitted for a vote of holders of Common Stock except for a vote with respect to the election of directors and (ii) shall be entitled to one vote for each share of Common Stock such holder of Series G Preferred Stock would receive upon conversion of such share of Series G Preferred Stock into Common Stock.

Certificate of Designation - Liquidation Preference. In the event of the Company’s liquidation, dissolution or winding up or upon a merger or acquisition of the Company by another company or person or any other change in control transaction, the holders of the Series G Preferred Stock will be entitled to a primary liquidation preference before any amounts are paid to the holders of Common Stock or any other equity securities of the Company (other than the primary liquidation preference of the Series F Participating Convertible Preferred Stock, par value $0.001 per share (the “Series F Preferred Stock”), which liquidation preference shall be pari passu with the primary liquidation preference of the Series G Preferred Stock). The primary liquidation preference of the Series G Preferred Stock is equal to the amount originally paid for the Series G Preferred Stock, or $1,000 per share.  In addition, the holders of the Series G Preferred Stock will be entitled to a secondary liquidation preference before any additional amounts are paid to the holders of the Common Stock or any other equity securities of the Company (other than the primary liquidation preference of the Series H Participating Convertible Preferred Stock, par value $0.001 per share (the “Series H Preferred Stock”), which liquidation preference shall be pari passu with the secondary liquidation preference of the Series G Preferred Stock).  The secondary liquidation preference of the Series G Preferred Stock is equal to $2,000 per share.  In addition, the holders of the Series G Preferred Stock shall participate with the holders of the Common Stock, Series F Preferred Stock and Series H Preferred Stock ratably on an as-converted basis, in the distribution of the remaining assets of the Company available for distribution.

Stockholders Agreement - Board Representation.  In connection with, and pursuant to, the Purchase Agreement, WVTP IV, WVTI IV, WVSP IV, WVTP III, WVTI III, WVSP III and WVCF III entered into a Second Amended and Restated Stockholders Agreement, dated as of July 31, 2003, by and among the Company and certain stockholders of the Company (the “Stockholders Agreement”), listed as Exhibit E hereto.  Pursuant to the terms of Stockholders Agreement, certain investors that are parties to the Purchase Agreement are entitled to nominate persons to the Board of Directors of the Company, and each of the stockholders that are a party to the Stockholders Agreement agree to vote his or its shares of Common Stock to elect such persons to the Board of Directors of the Company.  Worldview Technology Partners (and its affiliates) is entitled to nominate one member to the current eight member Board of Directors of the Company.

Stockholders Agreement - Protective Provisions.  Pursuant to the terms of the Stockholders Agreement, the Company may not, without first obtaining the approval of the holders of not less than two-thirds (2/3) of the issued and outstanding shares of Series G Preferred Stock, voting together as a single class, (i) designate, authorize, create, issue, sell, redeem or repurchase shares of any class or series of capital stock, (ii) declare or pay any dividends or make any distributions with respect to any outstanding equity securities, (iii) approve the merger, consolidation, dissolution or liquidation of the Company or any subsidiary, (iv) increase of decrease the number of authorized shares of Common Stock or preferred stock of the Company, (v) sell all or substantially all of the assets of the Company and its subsidiaries, (vi) cause a material change in the nature of the business or strategic direction of the Company and its subsidiaries, (vii) approve the filing for bankruptcy or any decision not to take action to prevent a filing for bankruptcy or oppose an involuntary filing for bankruptcy, (viii) approve the establishment and maintenance of an Executive Committee of the Board of Directors or increase or decrease the number of directors composing the Board of Directors or (ix) amend, repeal or modify any provision of the Company’s certificate of incorporation in a manner that adversely affects the rights, powers or preferences of the Series F Preferred Stock, Series G Preferred Stock or Series H Preferred Stock.

Stockholders Agreement – Right of First Offer With Respect to Additional Issuances of Securities by the Company .  Pursuant to the terms of the Stockholders Agreement, the Company is obligated to offer any additional sales or other issuances of securities of the Company first to the stockholders who are a party to the Stockholders Agreement and hold at least a certain number of shares of preferred stock of the Company as set forth in the Stockholders Agreement.  As of the date hereof, Worldview Technology Partners (and its affiliated funds) is entitled to such right to first offer.

Stockholders Agreement – Right of First Refusal and Right of Participation With Respect to Stock Held by David Schaeffer.  Pursuant to the terms of the Stockholders Agreement, the stockholders who are a party to the Stockholders Agreement have a right of first refusal and a right of participation with respect to certain dispositions of securities held by David Schaeffer.

Registration Rights Agreement - Registration of Shares of Common Stock for Resale. In connection with, and pursuant to, the Purchase Agreement, WVTP IV, WVTI IV, WVSP IV, WVTP III, WVTI III, WVSP III and WVCF III entered into a Third Amended and Restated Registration Rights Agreement with the Company and certain other investors, dated as of July 31, 2003 (the “Registration Rights Agreement”), listed as Exhibit F hereto. Pursuant to the terms of the Registration Rights Agreement, at any time after the earlier of (i) the date which is three years after the date of the Registration Rights Agreement and (ii) the date that is 6 months after the first public offering of securities of the Company after the date of the Registration Rights Agreement, the holders of more than 50% of the Common Stock issued or issuable upon the conversion of the Series F Preferred Stock and Series G Preferred Stock (or otherwise distributed in respect of the Series F Preferred Stock and Series G Preferred Stock) may request the Company to register the Common Stock issued or issuable upon the conversion of the Series F Preferred Stock and Series G Preferred Stock (or otherwise distributed in respect of the Series F Preferred Stock and Series G Preferred Stock).

The foregoing summary of the Purchase Agreement, the Certificate of Designation, the Stockholders Agreement and the Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement, the Certificate of Designation, the Stockholders Agreement and the Registration Rights Agreement, listed as Exhibits C, D, E and F hereto, respectively, and incorporated herein by reference.

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary  corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) and (b)              The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 14,228,077 shares of Common Stock outstanding as of July 31, 2003, as reported by the Company to the Reporting Persons, plus 68,199,901 shares of Common Stock issuable upon the conversion of the Series F Preferred Stock and 254,942,365 shares of Common Stock issuable upon conversion of the Series G Preferred Stock.

In order to provide accurate disclosure with respect to the percentage of Common Stock reported as beneficially owned by each of the Reporting Persons, the percentage beneficially owned by each Reporting Person was calculated on a fully diluted, as converted basis of all of the Company’s issued and outstanding Series F Preferred Stock and Series G Preferred Stock, including shares held by third parties.  In the interests of full disclosure, if such percentage for each Reporting Person was based solely on the Common Stock outstanding plus the shares of Common Stock issuable upon conversion of the Series G-2 Preferred Stock deemed to be beneficially owned by such Reporting Person, the percentages would be as follows: 45.49% for WVTP IV, 11.58% for WVTI IV, 0.59% for WVSP IV, 73.11% for WVTP III, 38.40% for WVTI III, 5.19% for WVSP III, 11.98% for WVCF III, 78.76% for WVC III, 49.65% for WVC IV, and 83.41% for each of WVE I and each of the Partners.

Amounts shown as beneficially owned by each of WVTP III, WVC III, WVE I, Wei, Orsak and Tanaka include (i) 1,294,301 shares of Common Stock directly owned by WVTP III and (ii) 33,879,063 shares of Common Stock into which the shares of Series G-2 Preferred Stock purchased by WVTP III may be initially converted.

Amounts shown as beneficially owned by each of WVTI III, WVC III, WVE I, Wei, Orsak and Tanaka include (i) 319,032 shares of Common Stock directly owned by WVTI III and (ii) 8,350,271 shares of Common Stock into which the shares of Series G-2 Preferred Stock purchased by WVTI III may be initially converted.

Amounts shown as beneficially owned by each of WVSP III, WVC III, WVE I, Wei, Orsak and Tanaka include (i) 28,679 shares of Common Stock directly owned by WVSP III and (ii) 748,645 shares of Common Stock into which the shares of Series G-2 Preferred Stock purchased by WVSP III may be initially converted.

Amounts shown as beneficially owned by each of WVCF III, WVC III, WVE I, Wei, Orsak and Tanaka include (i) 31,725 shares of Common Stock directly owned by WVCF III and (ii) 1,900,406 shares of Common Stock into which the shares of Series G-2 Preferred Stock purchased by WVCF III may be initially converted.

Amounts shown as beneficially owned by each of WVTP IV, WVC IV, WVE I, Wei, Orsak and Tanaka include (i) 548,531 shares of Common Stock directly owned by WVTP IV and (ii) 10,866,869 shares of Common Stock into which the shares of Series G-2 Preferred Stock purchased by WVTP IV may be initially converted.

Amounts shown as beneficially owned by each of WVTI IV, WVC IV, WVE I, Wei, Orsak and Tanaka include (i) 89,115 shares of Common Stock directly owned by WVTI IV and (ii) 1,762,195 shares of Common Stock into which the shares of Series G-2 Preferred Stock purchased by WVTI IV may be initially converted.

Amounts shown as beneficially owned by each of WVSP IV, WVC IV, WVE I, Wei, Orsak and Tanaka include (i) 4,048 shares of Common Stock directly owned by WVSP IV and (ii) 80,623 shares of Common Stock into which the shares of Series G-2 Preferred Stock purchased by WVSP IV may be initially converted.

By virtue of their potential status as a "group" with the stockholders of the Company that are parties to the Stockholders Agreement (which stockholders are set forth in Item 6 below) due to the voting agreement with respect to the appointment of directors set forth in the Stockholders Agreement, for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by such stockholders.  Except to the extent explicitly set forth herein, neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.
(c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

The Purchase Agreement was entered into as of June 26, 2003. Certain terms and conditions of the Purchase Agreement and the Certificate of Designation are described in Items 3 - 5 above.

The Stockholders Agreement was entered into as of July 31, 2003 by the Company, Oak Investment Partners IX, Oak IX Affiliates Fund, Oak Investment Partners Affiliates Fund – A, Jerusalem Venture Partners III, L.P., Jerusalem Venture Partners III (Israel), L.P., Jerusalem Venture Partners Entrepreneur Fund III, L.P., Jerusalem Venture Partners IV, L.P., Jerusalem Venture Partners IV (Israel), L.P., Jerusalem Venture Partners IV – A, L.P., Jerusalem Venture Partners Entrepreneurs Fund IV, L.P., Worldview Technology Partners III, L.P., Worldview Technology International III, L.P., Worldview Strategic Partners III, L.P., Worldview III Carrier Fund, L.P., Worldview Technology Partners IV, L.P., Worldview Technology International IV, L.P., Worldview Strategic Partners IV, L.P., Broadview Capital Partners L.P., Broadview Capital Partners Qualified Purchaser Fund L.P., Broadview Capital Partners Affiliates Fund LLC, Boulder Ventures III, L.P., Boulder Ventures III (Annex), L.P., NAS Partners I L.L.C., Nassau Capital Partners IV, L.P., Cisco Systems Capital Corporation, David Schaeffer and certain other stockholders whose names are set forth on Schedule I to the Stockholders Agreement.  Certain terms and conditions of the Stockholders Agreement are described in Item 4 above.

The Registration Rights Agreement was entered into as of July 31, 2003. Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.

Item 7.	Material to Be Filed as Exhibits
Exhibit A Agreement of Reporting Persons, dated August 4, 2003, among the Reporting Persons.
Exhibit B [Intentionally Omitted.]

Exhibit C                    Participating Convertible Preferred Stock Purchase Agreement, dated as of June 26, 2003, by and among the Company and the investors named therein (filed as Exhibit 10.4 to the Schedule 13D filed with the Commission on August 7, 2003, and incorporated herein by reference).

Exhibit D Certificate of Designations, Preferences and Rights of Series G-2 Participating Convertible Preferred Stock of the Company.

Exhibit E                     Second Amended and Restated Stockholders Agreement, dated as of July 31, 2003, by and among the Company and the stockholders named therein (filed as Exhibit 10.1 to the 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

Exhibit F                     Third Amended and Restated Registration Rights Agreement, dated as of July 31, 2003, by and among the Company and the stockholders named therein (filed as Exhibit 10.2 to the 8-K filed with the Commission on August 7, 2003, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2003

JAMES WEI

	By:	/s/ James Wei

James Wei, individually, and on behalf of WVTP IV, in his capacity as a member of WVE I, the general partner of WVC IV, the general partner of WVTP IV, on behalf of WVTI IV, in his capacity as a member of WVE I, the general partner of WVC IV, the general partner of WVTI IV, on behalf of WVSP IV, in his capacity as a member of WVE I, the general partner of WVC IV, the general partner of WVSP IV, on behalf of WVC IV, in his capacity as a member of WVE I, the general partner of WVC I, and on behalf of WVE I in his capacity as a member thereof; on behalf of WVTP III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVTP III, on behalf of WVTI III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVTI III, on behalf of WVSP III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVSP III, on behalf of WVCF III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVCF III, on behalf of WVC III, in his capacity as a member of WVE I, the general partner of WVC III, and on behalf of WVE I in his capacity as a member thereof.

MICHAEL ORSAK

	By:	/s/ Michael Orsak
Michael Orsak

SUSUMU TANAKA

	By:	/s/ Susumu Tanaka
Susumu Tanaka

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons, dated August 4, 2003, among the Reporting Persons.

EXHIBIT B	[Intentionally Omitted.]

EXHIBIT C

Participating Convertible Preferred Stock Purchase Agreement, dated as of June 26, 2003, by and among the Company and the investors named therein (filed as Exhibit 10.4 to the 8-K filed with the Commission by the Company on August 7, 2003, and incorporated herein by reference).

EXHIBIT D	Certificate of Designations, Preferences and Rights of Series G-2 Participating Convertible Preferred Stock of the Company.

EXHIBIT E

Second Amended and Restated Stockholders Agreement, dated as of July 31, 2003, by and among the Company and the stockholders named therein (filed as Exhibit 10.1 to the 8-K filed with the Commission by the Company on August 7, 2003, and incorporated herein by reference).

EXHIBIT F

Third Amended and Restated Registration Rights Agreement, dated as of July 31, 2003, by and among the Company and the stockholders named therein (filed as Exhibit 10.2 to the 8-K filed with the Commission by the Company on August 7, 2003, and incorporated herein by reference).

Exhibit A

Agreement of Reporting Persons

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Cogent Communications, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: August 11, 2003

JAMES WEI

	By:	/s/ James Wei

James Wei, individually, and on behalf of WVTP IV, in his capacity as a member of WVE I, the general partner of WVC IV, the general partner of WVTP IV, on behalf of WVTI IV, in his capacity as a member of WVE I, the general partner of WVC IV, the general partner of WVTI IV, on behalf of WVSP IV, in his capacity as a member of WVE I, the general partner of WVC IV, the general partner of WVSP IV, on behalf of WVC IV, in his capacity as a member of WVE I, the general partner of WVC I, and on behalf of WVE I in his capacity as a member thereof; on behalf of WVTP III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVTP III, on behalf of WVTI III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVTI III, on behalf of WVSP III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVSP III, on behalf of WVCF III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVCF III, on behalf of WVC III, in his capacity as a member of WVE I, the general partner of WVC III, and on behalf of WVE I in his capacity as a member thereof.

MICHAEL ORSAK

	By:	/s/ Michael Orsak
Michael Orsak

SUSUMU TANAKA

	By:	/s/ Susumu Tanaka
Susumu Tanaka

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND
RELATIVE, PARTICIPATING, OPTIONAL AND OTHER SPECIAL RIGHTS
AND QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS

OF

SERIES G-2 PARTICIPATING CONVERTIBLE PREFERRED STOCK

OF

COGENT COMMUNICATIONS GROUP, INC.

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

Cogent Communications Group, Inc., a Delaware corporation (the “Corporation”), hereby certifies that, pursuant to the authority contained in Article IV of its Certificate of Incorporation (the “Certificate of Incorporation”) and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation (the “Board”), by unanimous written consent dated June 12, 2003 duly adopted resolutions, which resolutions remain in full force and effect as of the date hereof, establishing, in accordance with the provisions set forth in Article IV of the Corporation’s Certificate of Incorporation, a series of authorized preferred stock of the Corporation having a par value of $0.001 per share, which series shall (i) pursuant to separate Certificates of Designations be issuable in sub-series denominated as “Series G-1,” “Series G-2,” “Series G-3,” etc. and be collectively designated as “Series G Participating Convertible Preferred Stock” (the “Series G Preferred Stock”), (ii) consist of a total of Forty One Thousand Thirty (41,030) shares, of which Ten Thousand (10,000) shares shall be Series G-2 Participating Convertible Preferred Stock (the “Series G-2 Preferred Stock”) and (iii) have the following voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof:

1.             Certain Definitions.

Unless the context otherwise requires, the terms defined in this Section 1 shall have, for all purposes of this resolution, the meanings herein specified.

“Common Stock” shall mean the common stock, par value $0.001 per share, of the Corporation.

“Junior Stock - Primary” shall mean any class or series of capital stock of the Corporation authorized on or after the Original Issue Date ranking junior to the Series G Preferred Stock in respect of the right to receive dividends or, with respect to the Primary

Liquidation Preference (as defined herein), to participate in any distribution upon liquidation, dissolution or winding-up of the affairs of the Corporation, as applicable, including but not limited to the Series H Participating Convertible Preferred Stock with respect to the Series H Primary Liquidation Preference and the Series F Participating Convertible Preferred Stock with respect to the Series F Secondary Liquidation Preference.

“Junior Stock - Secondary” shall mean any class or series of capital stock of the Corporation authorized on or after the Original Issue Date ranking junior to the Series G Preferred Stock in respect of the right to receive dividends or, with respect to the Secondary Liquidation Preference (as defined herein), to participate in any distribution upon liquidation, dissolution or winding-up of the affairs of the Corporation, as applicable including but not limited to the Series F Participating Convertible Preferred Stock with respect to the Series F Secondary Liquidation Preference.

“Junior Stock” shall mean the Junior Stock – Primary and the Junior Stock-Secondary, collectively.

“Pari Passu Stock - Primary” shall mean any class or series of capital stock of the Corporation authorized on or after the Original Issue Date ranking pari passu with the Series G Preferred Stock in respect of the right to receive dividends or, with respect to the Primary Liquidation Preference, to participate in any distribution upon liquidation, dissolution or winding-up of the affairs of the Corporation, as applicable, including but not limited to the Series F Participating Convertible Preferred Stock with respect to the Series F Primary Liquidation Preference.

“Pari Passu Stock - Secondary” shall mean any class or series of capital stock of the Corporation authorized on or after the Original Issue Date ranking pari passu with the Series G Preferred Stock in respect of the right to receive dividends or, with respect to the Secondary Liquidation Preference, to participate in any distribution upon liquidation, dissolution or winding-up of the affairs of the Corporation, as applicable, including but not limited to the Series H Participating Convertible Preferred Stock with respect to the Series H Primary Liquidation Preference.

“Pari Passu Stock” shall mean the Pari Passu Stock – Primary and the Pari Passu Stock -Secondary, collectively.

“Participating Preferred Stock”  shall mean the Series F, G and H Participating Convertible Preferred Stock, par value $.001 per share, and any other series of Preferred Stock of the Corporation that participates with the Common Stock in liquidation after payment of all liquidation preferences.

“Preferred Stock”  shall mean the preferred stock, par value $.001 per share, of the Corporation, however designated.

“Senior Stock - Primary” shall mean any class or series of capital stock of the Corporation authorized on or after the Original Issue Date ranking senior to the Series G Preferred Stock in respect of the right to receive dividends or, with respect to the Primary

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Liquidation Preference, to participate in any distribution upon liquidation, dissolution or winding-up of the affairs of the Corporation, as applicable.

“Senior Stock - Secondary” shall mean any class or series of capital stock of the Corporation authorized on or after the Original Issue Date ranking senior to the Series G Preferred Stock in respect of the right to receive dividends or, with respect to the Secondary Liquidation Preference, to participate in any distribution upon liquidation, dissolution or winding-up of the affairs of the Corporation, as applicable, including but not limited to the Series F Participating Convertible Preferred Stock with respect to the Series F Primary Liquidation Preference.

“Senior Stock” shall mean the Senior Stock – Primary and the Senior Stock -Secondary, collectively.

“Series F Adjustment Factor” shall mean the fraction designated as “Adjustment Factor” in the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of the Series F Participating Convertible Preferred Stock.

 “Series F Primary Liquidation Preference” shall mean the liquidation proceeds payable to the Series F Participating Convertible Preferred Stock of the Corporation designated as “Primary Liquidation Preference” in the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of the Series F Participating Convertible Preferred Stock.

“Series F Secondary Liquidation Preference” shall mean the liquidation proceeds payable to the Series F Participating Convertible Preferred Stock of the Corporation designated as “Secondary Liquidation Preference” in the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of the Series F Participating Convertible Preferred Stock.

“Series G Controlling Adjustment Factor” shall mean the smallest fraction designated as “Adjustment Factor” in the various Certificates of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of each of the sub-series of the Series G Preferred Stock.

“Series H Adjustment Factor” shall mean the fraction designated as “Adjustment Factor” in the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of the Series H Participating Convertible Preferred Stock.

“Series H Primary Liquidation Preference” shall mean the liquidation proceeds payable to the Series H Participating Convertible Preferred Stock of the Corporation designated as “Primary Liquidation Preference” in the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of the Series H Participating Convertible Preferred Stock.

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2.             Voting.

(a)           Except as otherwise required by the General Corporation Law or provided in this Certificate, the shares of Series G Preferred Stock shall be voted together with the shares of the Common Stock without distinction as to class or series at each annual or special meeting of stockholders of the Corporation, and may act by written consent in the same manner as the Common Stock, upon the following basis: each holder of a share of Series G Preferred Stock will be entitled to one vote for each share of Common Stock such holder of Series G Preferred Stock would receive upon conversion of such share of Series G Preferred Stock held by such stockholder into Common Stock.  Such determination shall be made (1) with respect to a meeting of the stockholders of the Corporation on the record date fixed for meeting, or (2) with respect to a written consent of the stockholders of the Corporation, on the effective date of such written consent.

(b)           Notwithstanding the provisions of Article 2(a) hereof, shares of Series G Preferred Stock shall not be entitled to a vote with respect to the election of directors of the Corporation.

(c)           For so long as at least 20% of the shares of Series G Preferred Stock outstanding as of the Original Issue Date remains outstanding, the Corporation shall not make an underwritten public offering of its stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, other than a Qualified Offering (as defined herein) without the consent of holders of at least 80% of the Series G Preferred Stock then outstanding.

3.             Preferences on Liquidation, Dissolution etc.

(a)           Liquidation Preference.

(i)  Upon any dissolution, liquidation, or winding up of the Corporation, whether voluntary or involuntary, after payment of all amounts owing to holders of any Senior Stock - Primary, the holders of outstanding shares of the Series G Preferred Stock will be entitled to receive, out of the assets of the Corporation remaining after all of the Corporation’s debts and liabilities have been paid or otherwise provided for, but before any payments have been made to the holders of Common Stock, the Series F Participating Convertible Preferred Stock with respect to the Series F Secondary Liquidation Preference, the Series H Participating Convertible Preferred Stock with respect to the Series H Primary Liquidation Preference, or any other Junior Stock – Primary or Pari-Passu Stock – Secondary, an amount equal to $1,000 per share, subject to appropriate adjustment for stock splits, stock dividends, recapitalizations, reclassifications and similar events which increase or decrease the number of outstanding shares of Series G Preferred Stock (the “Primary Liquidation Preference”).  If upon any such dissolution, liquidation, or winding up of the affairs of the Corporation, whether voluntary or involuntary, the assets of the Corporation available to be distributed as aforesaid among the holders of the Series G Preferred Stock, the Series F Participating Convertible Preferred Stock and any other Pari Passu Stock - Primary shall be insufficient to permit the payment in full to them of the Primary Liquidation Preference, the Series F Primary Liquidation Preference and any other liquidation preferences ranking pari passu therewith and owing with respect to any other Pari Passu Stock - Primary, then the entire assets of the Corporation so to be distributed shall be distributed ratably based

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upon their respective pari passu liquidation preferences among such holders of the Series G Preferred Stock, the Series F Participating Convertible Preferred Stock and any other Pari Passu Stock - Primary.

(ii)  Upon any dissolution, liquidation, or winding up of the Corporation, whether voluntary or involuntary, after payment of the Primary Liquidation Preference, the Series F Primary Liquidation Preference and any other amounts owing to holders of any other Pari Passu Stock - Primary and Senior Stock — Secondary, the holders of outstanding shares of Series G Preferred Stock will be entitled to receive, out of the assets of the Corporation remaining after all of the Corporation’s debts and liabilities have been paid or otherwise provided for, but before any payments have been made to the holders of Common Stock or any Junior Stock, an amount equal to $2,000 per share, subject to appropriate adjustment for stock splits, stock dividends, recapitalizations, reclassifications and similar events which increase or decrease the number of outstanding shares of Series G Preferred Stock (the “Secondary Liquidation Preference” and together with the Primary Liquidation Preference, the “Liquidation Preferences”).  If upon any such dissolution, liquidation, or winding up of the affairs of the Corporation, whether voluntary or involuntary, the assets of the Corporation available to be distributed as aforesaid among the holders of the Series G Preferred Stock, the Series H Participating Convertible Preferred Stock and any other Pari Passu Stock - Secondary shall be insufficient to permit the payment in full to them of the Secondary Liquidation Preference, the Series H Primary Liquidation Preference and any other liquidation preferences ranking pari passu therewith and owing with respect to any other Pari Passu Stock - Secondary, then the entire assets of the Corporation so to be distributed shall be distributed ratably based upon their respective pari passu liquidation preferences among such holders of the Series G Preferred Stock, the Series H Participating Convertible Preferred Stock and any other Pari Passu Stock - Secondary.

(b)           Remaining Liquidating Distributions.  After payment has been made in full to the holders of Series G Preferred Stock, the Senior Stock, the Pari Pasu Stock and any Junior Stock of their liquidation preferences, all remaining assets of the Corporation available for distribution shall be distributed ratably to the holders of the Participating Preferred Stock and the holders of the Common Stock, assuming for purposes of such calculation that all outstanding shares of Participating Preferred Stock are converted into shares of Common Stock at their then applicable conversion rates.

(c)           Assets other than Cash.  If assets other than cash are to be distributed to any holders of Series G Preferred Stock or Common Stock pursuant to Article 3 hereof, the amount received by such holders upon receipt of those assets shall be deemed to be the fair market value of such assets as determined in good faith by the Board of Directors of the Corporation in accordance with sound financial practice.  If shares of stock or other securities are distributed to any holders of Series G Preferred Stock or Common Stock pursuant to Article 3 hereof, the fair market value shall mean per share or unit of such security, at any date, the average of the daily market prices for the twenty trading business days ending on the second trading day immediately preceding the date of distribution.  The market price for each such business day shall be the last sales price on such day as reported on the consolidated transaction reporting system for the principal securities exchange on which the shares of stock or other securities being distributed pursuant to Article 3 hereof is then listed or admitted to trading (or, if applicable, the last sale price reported by the National Association of Securities Dealers

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Automated Quotation Service (“NASDAQ”) National Market System), or, if no sale takes place on such day on any such exchange or no such sale is quoted on such system, the average of the closing bid and asked prices on such day as so reported, or, if such securities are not then listed or admitted to trading on any stock exchange, the market price for each such business day shall be the average of the reported closing bid and asked prices on such day in the over-the-counter market, as reported by NASDAQ.  If no market prices are reported, then the market price shall be the fair market value as determined in good faith by the Board of Directors.  If such securities are subject to an agreement or other restriction limiting their free marketability, the loss of that marketability shall be considered by the Board of Directors in making its determination of fair market value.

(d)           Amount Payable in Mergers, etc.  The following events shall be treated as a liquidation, dissolution or winding up within the meaning of this Article 3:  (i) a consolidation, merger or reorganization of the Corporation with or into any other corporation or corporations in which the stockholders of the Corporation immediately before such event shall own fifty percent (50%) or less (calculated on an as converted basis, fully diluted) of the voting securities of the surviving corporation, (ii) any transaction or series of related transactions in which at least fifty percent (50%) of the Corporation’s voting power is transferred, (iii) the sale, transfer or lease of all or substantially all of the assets of the Corporation or (iv) any acquisition of shares of capital stock of the Corporation (whether through a direct issuance by the Company, negotiated stock purchase, a tender for such shares, merger, consolidation or otherwise) by any party or group that did not beneficially own a majority of the voting power of the outstanding shares of capital stock of the Corporation immediately prior to such purchase, the effect of which is that such party or group beneficially owns at least a majority of such voting power immediately after such event (each a “Change of Control Transaction”).  All consideration payable to the stockholders of the Corporation in connection with any such Change of Control Transaction, or all consideration payable to the Corporation and distributable to its stockholders, together with all other available assets of the Corporation (net of obligations owed by the Corporation that are senior to the Series G Preferred Stock), in connection with any such Change of Control Transaction, shall be, as applicable, paid by the purchaser to the holders of, or distributed by the Corporation in redemption (out of funds legally available therefor) of, the Series G Preferred Stock, the Pari Passu Stock and any Junior Stock in accordance with the preferences and priorities set forth in Articles 3(a) and 3(b) above, with such preferences and priorities specifically intended to be applicable in any such Change of Control Transaction as if such transaction were a liquidation, dissolution or winding up within the meaning of this Article 3.  In furtherance of the foregoing, the Corporation shall take such actions as are necessary to give effect to the provisions of this Article 3(d), including causing the definitive agreement relating to such Change of Control Transaction to provide for a rate at which the shares of Series G Preferred Stock are converted into or exchanged for cash, new securities or other property that gives effect to the provisions of this Article 3, or otherwise causing such shares to be redeemed in a manner consistent with the provisions of this Article 3. The amount deemed distributed to the holders of Series G Preferred Stock upon any such transaction shall be the cash or the value of the property, rights or securities distributed to such holders by the Corporation or the acquiring person, firm or other entity, as applicable.  The provisions of this Article 3(d) shall not apply to any reorganization, merger or consolidation involving (1) only a change in the state of incorporation of the Corporation or (2) a merger of the Corporation with or into a wholly-owned subsidiary of the Corporation which is incorporated in

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the United States of America which does not change the rights, privileges or preferences or the relative proportions of the stockholders as to each other as to before such event.

(e)           Election to Convert. Notwithstanding anything contained herein to the contrary, a holder of shares of Series G Preferred Stock may elect to convert any or all of such shares of Series G Preferred Stock into Common Stock at any time prior to close of business of the Company on the date prior to the day on which any liquidation preference provided for in this Article 3 is to be paid.  Any such conversion shall be at the then Applicable Conversion Rate and on the other terms and conditions set forth in Article 4 below.

4.             Conversion Rights.  Conversion of the Series G-2 Preferred Stock into shares of Common Stock shall be subject to the following provisions:

(a)           Optional Conversion.  Subject to and in compliance with the provisions of this Article 4, any shares of Series G-2 Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock.  The number of shares of Common Stock to which a holder of Series G-2 Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the “Conversion Rate” then in effect (determined as provided in Article 4(b)) by the number of shares of Series G-2 Preferred Stock being converted.

(b)           Conversion Rates.  The conversion rate in effect at any time for conversion of the Series G-2 Preferred Stock (the “Conversion Rate”) shall be the quotient obtained by dividing $1,000 by the “Conversion Price,” calculated as provided in Article 4(c).

(c)           Applicable Conversion Prices.  The Conversion Price shall initially be $0.17364707 (the “Conversion Price”).  The initial Conversion Price shall be adjusted from time to time in accordance with this Article 4.  All references to a Conversion Price herein shall mean the Conversion Price as so adjusted.

(d)           Mechanics of Conversion.  Each holder of Series G-2 Preferred Stock who wishes to convert the same into shares of Common Stock pursuant to this Article 4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Series G-2 Preferred Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same.  Such notice shall state the number of shares of Series G-2 Preferred Stock being converted.  Thereupon, the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay in cash or, to the extent sufficient funds are not  available therefor, in Common Stock (at the Common Stock’s fair market value as determined by the Board of Directors as of the date of such conversion) any declared and unpaid dividends on the shares of Series G-2 Preferred Stock being converted.  Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series G-2 Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.  Upon conversion of only a portion of the number of shares of

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Series G-2 Preferred Stock represented by a certificate surrendered for conversion, the Corporation shall issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Series G-2 Preferred Stock representing the unconverted portion of the certificate so surrendered.

(e)           Adjustment for Stock Splits and Combinations.  If the Corporation shall at any time or from time to time after the date that the first share of the Series G-2 Preferred Stock is issued (the “Original Issue Date”) effect a subdivision of the outstanding Common Stock without a corresponding subdivision of the Series G-2 Preferred Stock, the Conversion Price in effect immediately before that subdivision with respect to the Series G-2 Preferred Stock shall be proportionately decreased.  Conversely, if the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Series G-2 Preferred Stock, the Conversion Price in effect immediately before the combination with respect to the Series G-2 Preferred Stock shall be proportionately increased.  Any adjustment under this Article 4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f)            Adjustment for Common Stock Dividends and Distributions.  If the Corporation at any time or from time to time after the Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event, unless an equivalent dividend is paid to the holders of the Series G-2 Preferred Stock in respect of such stock, the Conversion Prices that are then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, to the price determined by multiplying each Conversion Price then in effect by a fraction (1) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (2) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, each Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter each Conversion Price shall be adjusted pursuant to this Article 4(f) to reflect the actual payment of such dividend or distribution; and provided further, that if an adjustment has been made to any Conversion Price on the fixing of the record date for a dividend or distribution, no additional adjustment shall be made when such dividend is paid or distribution is made.

(g)           Adjustments for Other Dividends and Distributions.  If the Corporation at any time or from time to time after the Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock, in each such event, unless an equivalent dividend is paid to the holders of the Series G-2 Preferred Stock in respect of such stock, provision shall be made so that the holders of Series G-2 Preferred Stock shall

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receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of other securities of the Corporation which they would have received had their shares of Series G-2 Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Article 4 with respect to the rights of the holders of such shares of Series G-2 Preferred Stock or with respect to such other securities by their terms; provided, however, that if such a provision has been made on the fixing of the record date for a dividend or distribution, no additional provision shall be made when such dividend is paid or distribution is made.

(h)           Adjustment for Reclassification.  Exchange and Substitution.  If at any time or from time to time after the Original Issue Date, the Common Stock issuable upon the conversion of the Series G-2 Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Article 4), in any such event each holder of shares of Series G-2 Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such Series G-2 Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(i)            Sale of Shares Below Applicable Conversion Price.

(1)           If at any time or from time to time after the Original Issue Date, the Corporation issues or sells, or is deemed by the express provisions of this subsection (j) to have issued or sold, Additional Shares of Common Stock (as hereinafter defined), other than (i) pursuant to a transaction described in Articles 4(e)-(i) above for which adjustment was made as provided in the applicable Article or (ii) the issuance of Common Stock, or options or warrants to purchase Common Stock, issued to financial institutions or lessors in connection with commercial credit arrangements, equipment financings or similar transactions, as approved by the two-thirds (2/3rds) of the then sitting members of the Board of Directors, in any event for an Effective Price (as hereinafter defined) less than the then-effective Conversion Price, then in each such case the then existing Conversion Price shall be reduced, as of the opening of business on the date of such issue or sale (or such deemed issuance or sale), to a price determined by multiplying the then Conversion Price by a fraction (the “Adjustment Factor”) (i) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as defined below) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock which the Aggregate Consideration received (as defined in subsection (j)(2)) by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such Conversion Price and (ii) the denominator of which shall be the number of shares of Common Stock deemed

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outstanding (as defined below) immediately prior to such issue or sale plus the total number of Additional Shares of Common Stock so issued.  For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (A) the number of shares of Common Stock actually outstanding and (B) the number of shares of Common Stock issuable upon conversion of the then outstanding Preferred Stock and the exercise of all outstanding rights, warrants and options to purchase Common Stock or Convertible Securities (as defined below).  Notwithstanding the foregoing, if at any time or from time to time after the Original Issue Date, the Corporation adjusts the conversion price of the Series F or Series H Participating Convertible Preferred Stock or another sub-series of the Series G Preferred Stock pursuant to Article 4(i)(1) of the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of such Preferred Stock, the Conversion Price shall be reduced (in lieu of any applicable adjustment pursuant to the first sentence of this subsection (j)(1)), as of the opening of business on the date of such adjustment, to a price determined by multiplying the Conversion Price in effect prior to the applicable issue or sale (or deemed issue or sale) by the smallest of the Adjustment Factor, the Series F Adjustment Factor, the Series G Controlling Adjustment Factor or the Series H Adjustment Factor, as applicable.

(2)           For the purpose of making any adjustment required under this Article 4(i), the “Aggregate Consideration” received by the Corporation for any issue or sale of securities shall (A) to the extent it consists of cash, be computed at the net amount of cash received by the Corporation after deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation in connection with such issue or sale but without deduction of any expenses payable by the Corporation, (B) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board of Directors, and (C) if Additional Shares of Common Stock, Convertible Securities or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options.

(3)           For the purpose of the adjustment required under this Article 4(i), if the Corporation issues or sells any rights or options for the purchase of, or stock or other securities convertible into, Additional Shares of Common Stock (such convertible stock or securities being herein referred to as “Convertible Securities”) and if the Effective Price of such Additional Shares of Common Stock is less than the effective  Conversion Price, the Corporation shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Corporation for the issuance of

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such rights or options or Convertible Securities, plus, in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Corporation upon the exercise of such rights or options, plus, in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Corporation upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); provided that if in the case of Convertible Securities the minimum amounts of such consideration cannot be ascertained, but are a function of antidilution or similar protective clauses, the Corporation shall be deemed to have received the minimum amounts of consideration without reference to such clauses; provided further that if the minimum amount of consideration payable to the Corporation upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of antidilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; provided further that if the minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities.  No readjustment in respect of any rights, options or Convertible Securities pursuant to this Article 4(i) shall have the effect of increasing the  Conversion Price to an amount which exceeds the lower of (i) the Conversion Price that was in effect on the original adjustment date or (ii) the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and the date of such readjustment for which no adjustment was made.  No further adjustment of the Conversion Price, as adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock on the exercise of any such rights or options or the conversion of any such Convertible Securities.  If any such rights or options or the conversion privilege represented by any such Convertible Securities shall expire without having been exercised, the Conversion Price as adjusted upon the issuance of such rights, options or Convertible Securities shall be readjusted to the Conversion Price which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise, plus the consideration, if any, actually received by the Corporation for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted, plus the consideration, if any, actually received by the Corporation (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion of such Convertible Securities, provided that such readjustment shall not apply to prior conversions of Series G-2 Preferred Stock.

(4)           “Additional Shares of Common Stock” shall mean, with respect to any shares of Series G Preferred Stock, all shares of Common Stock issued by the

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Corporation or deemed to be issued pursuant to this Article 4(i), whether or not subsequently reacquired or retired by the Corporation other than (1) shares of Common Stock issued upon conversion of any Preferred Stock, (2) up to 10,000 shares of Common Stock issued or issuable pursuant to options, warrants or other rights (as adjusted for any stock splits, reverse stock splits, recapitalizations and similar capital events) issued to employees, officers or directors of, or consultants or advisors to the Corporation or any Subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board of Directors, (3) up to 2,000,000 shares of Common Stock issued or issuable pursuant to options, warrants or other rights (as adjusted for any stock splits, reverse stock splits, recapitalizations and similar capital events) issued to investors in or lenders to the Corporation, and (4) additional convertible debt or equity issued in exchange for, upon conversion of, or as paid-in-kind interest payment on, the 7.50% convertible notes due 2007 of Allied Riser Communications Corporation outstanding on the Original Issue Date and in accordance with the terms of such convertible notes as in effect on the Original Issue Date.

(5)           The “Effective Price” of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Article 4(i), into the Aggregate Consideration received, or deemed to have been received by the Company for such issue under this Article 4(i), for such Additional Shares of Common Stock.

(j)            Accountants’ Certificate of Adjustment.  In each case of an adjustment or readjustment of the Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series G Preferred Stock, the Corporation, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of shares of Series G Preferred Stock at the holder’s address as shown in the Corporation’s books.  The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (1) the consideration received or deemed to be received by the Corporation for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (2) the Applicable Conversion Price for such series in effect prior to and after giving effect to such adjustment or readjustment, (3) the number of Additional Shares of Common Stock and (4) the type and amount, if any, of other property which at the time would be received upon conversion of such shares of such Series G Preferred Stock.

(k)           Notices of Record Date.  Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other Corporation, any Change of Control Transaction, any sale of all or substantially all of the Corporation’s assets or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the

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Corporation shall mail to each holder of Series G-2 Preferred Stock at least twenty (20) days prior to the record date specified therein a notice specifying (1) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (2) the date on which any such reorganization, reclassification, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and the material terms of such transaction, and (3) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, dissolution, liquidation or winding up.

(l)            Automatic Conversion.

(1)           Each share of Series G Preferred Stock shall automatically be converted into shares of Common Stock, based on the Conversion Price, at any time upon the affirmative election of the holders of at least eighty percent (80%) of the outstanding shares of the Series G Preferred Stock voting as a single class.  Each share of Series G Preferred Stock shall automatically be converted into shares of Common Stock based on the Conversion Price immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation in which (i) the aggregate pre-money valuation of the Corporation is at least five hundred million dollars ($500,000,000); and (ii) the gross cash proceeds (before underwriting discounts, commissions and fees) are at least fifty million dollars ($50,000,000)(a “Qualified Offering”).  Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Article 5.

(2)           Upon the occurrence of an event specified in paragraph (1) above, the outstanding shares of Series G Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series G Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.  Upon the occurrence of such automatic conversion of the Series G Preferred Stock the holders of Series G Preferred Stock shall surrender the certificates representing such shares at the office of the Corporation or any transfer agent for the Series G Preferred Stock.  Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which such shares of Series G Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred, and the Corporation shall promptly pay in cash or, at the option of the Corporation,

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Common Stock (at the Common Stock’s fair market value determined by the Board as of the date of such conversion), or, at the option of the Corporation, both, all declared and unpaid dividends on such shares of Series G Preferred Stock being converted, to and including the date of such conversion.

(m)          Fractional Shares.  No fractional shares of Common Stock shall be issued upon conversion of Series G Preferred Stock.  All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series G Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share.  If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock’s fair market value (as determined by the Board) on the date of conversion.

(n)           Reservation of Stock Issuable Upon Conversion.   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series G Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series G Preferred Stock.  If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series G Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(o)           Notices.  Any notice required by the provisions of this Article 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having’ been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, having specified next day of delivery, with written verification of receipt.  All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

(p)           Payment of Taxes.  The Corporation shall pay all taxes imposed by the State of Delaware (or any other jurisdiction in which the Company is then located or conducting business) (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of any shares of Preferred Stock.

(q)           Dilution or Impairment.  The Corporation shall not, without the appropriate vote of the stockholders under the General Corporation Law of the State of Delaware and Article 7 of this Certificate,  amend its Certificate of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but

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shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the holders of the Series G Preferred Stock against dilution or other impairment.

5.             Dividend Rights

(a)           In the event dividends are paid on any share of Common Stock, Pari Passu Stock or Junior Stock, the Company shall pay an additional dividend on all outstanding shares of Series G Preferred Stock in an amount equal per share (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock, Pari Passu Stock or Junior Stock.

(b)           The provisions of Article 5(a) shall not apply to a dividend payable in Common Stock.

6.             Residual Rights

All rights accruing to the outstanding shares of this Corporation not expressly provided for to the contrary herein or in Article IV of the Certificate of Incorporation shall be vested in the Common Stock.

7.             Amendment

No provision of this Certificate may be amended, modified or waived without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of the Series G Preferred Stock.

* * * * *

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IN WITNESS WHEREOF, Cogent Communications Group, Inc. has caused this Certificate of Designations to be executed and delivered in its name and on its behalf on July 31, 2003.

COGENT COMMUNICATIONS GROUP, INC.

/s/David Schaeffer
David Schaeffer, President

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